

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

May 22, 2014

<u>Via Facsimile</u>
Mr. Kevin D. Maloney
Chairman, Chief Executive Officer, and President
QuantumSphere, Inc.
2905 Tech Center Drive
Santa Ana, CA 92705

> **Re: QuantumSphere, Inc.**
> **Current Report on Form 8-K**
> **Filed April 28, 2014**
> **File No. 0-53913**

Dear Mr. Maloney:

We have reviewed your filing and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information that you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please revise your Form 8-K to include updated financial statements and related disclosures of QuantumSphere, Inc., the private operating company, for the interim period ended March 31, 2014.

<u>Business, page 4</u>

2. Please clarify what products you make that generate your revenues. Your discussion here focuses on your QSI-Nano iron catalysts to be used in the production of ammonia; however, it is not clear whether you actually receive revenues from the sale of these products. We note

disclosure only that you have tested internally and externally validated the efficiencies of these catalysts with industry leaders. Similarly, we note disclosure about four ways in which you "propose to generate revenues" through your metal-air battery technology, but it is not clear whether you currently generate revenues from metal-air batteries.

Ammonia Market Overview, page 7

3. Disclosure indicates that you have established a sales agent relationship with Beijing Lucky Star Ltd. or BLS, an industrial chemicals and process plant consulting agency located in Beijing, China. Disclose whether you have entered into an agreement with BLS evidencing the sales agent relationship, and, if so, advise what consideration you have given to filing the agreement as an exhibit to the Form 8-K. See Item 601(b)(10) of Regulation S-K.

Field Test Validation, page 18

4. Confirm that Tracy Lenocker is aware of and does not object to inclusion in the Form 8-K of the quotation that you cite.

Research and Development, page 22

5. Disclosure indicates that you have entered into research and development agreements with strategic partners in the chemical manufacturing industry and the battery industry. Summarize the principal provisions of any material the research and development agreements that you have entered into with strategic partners, and advise what consideration you have given to filing the research and development agreements as exhibits to the Form 8-K. See Item 601(b)(10) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Results of Operations, page 27
Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

6. Please revise your MD&A narrative to:

   • quantify how much of the change in net sales from period to period was due to price versus volume sold. Please also describe the nature of products that you sold;

   • discuss the most significant components of your cost of sales and the percentage of cost of sales attributable to such components;

- quantify the reasons that you have provided for the improvement in the gross profit (loss) from 2012 to 2013; and

- quantify and discuss more fully the underlying factors that you have identified that attributed to the significant changes in research and development expenses, selling, marketing, and advertising expenses, and general and administrative expenses between comparative periods.

Liquidity and Capital Resources, page 29

7. We refer to your narrative where you describe the components of net cash used in operating activities. Please expand your discussion to address the reasons for the significant changes in working capital items between periods as presented in your statements of cash flows, such as the changes in accounts receivable, prepaid expenses and other current assets, accounts payable and accrued expenses, and deferred revenue.

Forward-Looking Statements, page 47

8. Since you are a penny stock issuer, you are ineligible to rely on the safe harbor provision of the Private Securities Litigation Reform Act of 1995. See Section 27A(b)(1)(c) of the Securities Act and Section 21E(b)(1)(c) of the Securities Exchange Act. Please delete the phrase "under Section 27A of the Securities Act." Alternatively, revise the disclosure to make clear that the safe harbor provision is unavailable to you.

Description of Our Capital Stock, page 48

9. Include contact information for requesting copies of your articles of incorporation and bylaws.

Changes in Registrant's Certifying Accountant, page 56

10. Please revise the first sentence in the fifth paragraph of your disclosure to state specifically that during the years ended December 31, 2013 and 2012 and through April 22, 2014, there were no consultations with the newly engaged independent accountant. Refer to Item 304(a)(2) of Regulation S-K.

Executive Officers and Directors, page 58

11. In the biographical paragraphs of Messrs. Sangkeun (S.K.) Park, Marc H. Goroff, and Robert S. Venable, please clarify their specific business experience during the past five years. See

Item 401(e) of Regulation S-K.

Employment Agreements and Compensation Arrangements, page 68

12. File the employment agreements with Messrs. Kevin D. Maloney, Gregory L. Hrncir, R. Douglas Carpenter, and Thomas Candelaria as exhibits to the Form 8-K. See Item 601(b)(10) of Regulation S-K. Note that the form of executive employment agreement that you filed as exhibit 10.7 does not satisfy the item requirement.

Exhibits 2.1 and 2.2

13. We note that the table of contents for each of these exhibits does not include a complete list of attachments. Additionally, you did not identify the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request. See Item 601(b)(2) of Regulation S-K. Please revise.

Exhibit 3.2

14. We are unable to locate the certificate of amendment to articles of incorporation in the Form10SB that you filed on March 23, 2010 and that you incorporated by reference. Please advise. Alternatively, file the certificate of amendment to articles of incorporation as an exhibit to the Form 8-K.

Exhibit 99.1 – Audited Financial Statements of QuantumSphere, Inc.

General

15. To the extent applicable, please revise the notes to your financial statements to disclose:

- information with respect to your patents as required by ASC 350-30-50-2; and

- segment information as provided in ASC 280-10-50, including the entity-wide information provided by ASC 280-10-50-38 through 50-42.

Alternatively, please explain to us why you have not provided these disclosures.

Exhibit 99.2 – Unaudited Pro Forma Combined Financial Information

16. We remind you that your pro forma balance sheet should be based on the latest balance sheet in the filing and the pro forma statement of operations should be based on the latest fiscal

year and interim period in the filing. In this regard, please remove the pro forma balance sheet as of December 31, 2012 as well as the pro forma statement of operations for the year ended December 31, 2012. Additionally, please update your pro forma balance sheet as of March 31, 2014 and provide a pro forma statement of operations for the interim period ended March 31, 2014.

17. Please tell us how the post-merger shares of common stock outstanding on your pro forma combined balance sheet as of December 31, 2013 and the related amount reconciles with your disclosure on page 3 that 21,377,066 shares of common stock were outstanding immediately after the merger.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or W. John Cash, Accounting Branch, at (202) 551-3768 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765 if you have any other questions.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director